UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarterly period ended May 25, 2012

Commission file number 1-33198

TEEKAY OFFSHORE PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY OFFSHORE PARTNERS L.P.

	By:	Teekay Offshore GP L.L.C., its general partner

Date: May 25, 2012	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY OFFSHORE PARTNERS L.P. 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY OFFSHORE PARTNERS

REPORTS FIRST QUARTER RESULTS

Highlights

•	Generated distributable cash flow(1) of $42.4 million in the first quarter of 2012, up approximately 45 percent from the same period of the prior year.

•	Increased cash distribution to $0.5125 per unit for the first quarter of 2012, up 2.5 percent from the previous quarter.

•	Completed $230 million in new debt financings, increasing the Partnership’s liquidity to $436.7 million as at March 31, 2012.

Hamilton, Bermuda, May 17, 2012—Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. (Teekay Offshore or the Partnership) (NYSE: TOO), today reported the Partnership’s results for the quarter ended March 31, 2012. During the first quarter of 2012, the Partnership generated distributable cash flow(1) of $42.4 million, compared to $29.2 million in the same period of the prior year. The increase was mainly related to the Partnership’s acquisition from Teekay Corporation (Teekay) of the remaining 49 percent interest in Teekay Offshore Operating L.P. (OPCO) in March 2011 and the acquisition of the Piranema Spirit floating production storage and offloading (FPSO) unit on November 30, 2011.

On April 12, 2012, a cash distribution of $0.5125 per common unit was declared for the quarter ended March 31, 2012, an increase of 2.5 percent from the previous quarter. The cash distribution was paid on May 14, 2012 to all unit holders of record on April 23, 2012.

“As we previously announced, the Partnership increased its first quarter of 2012 cash distribution by 2.5 percent to $0.5125 per unit,” commented Peter Evensen, Teekay Offshore GP LLC’s Chief Executive Officer. “The Partnership’s distributable cash flow increased again this quarter with the positive impact from the Piranema Spirit FPSO unit acquired in November of last year, and a reduction in shuttle tanker operating and time-charter expenses.” Mr. Evensen continued, “Given the positive fundamentals in the offshore sector, we are confident in our ability to continue growing the Partnership’s asset base and distributable cash flow, both in the near-term and longer-term, through accretive acquisitions of suitable FPSO units owned by Teekay Corporation, direct acquisition of offshore assets from third parties, and/or new organic offshore projects.”

Summary of Recent Financings

In late January 2012, the Partnership issued in the Norwegian bond market NOK 600 million in senior unsecured bonds that mature in January 2017. The aggregate principal amount of the bonds is equivalent to approximately US$100 million and all interest and principal payments have been swapped into US dollars and fixed at an interest rate of 7.49 percent. The proceeds of the bonds have been used to reduce amounts outstanding under the Partnership’s revolving credit facilities and for general partnership purposes, which may be redrawn in the future to fund acquisitions. The Partnership will apply for listing of the bonds on the Oslo Stock Exchange.

In February 2012, the Partnership entered into a new 5-year $130 million debt facility secured by the Piranema Spirit FPSO unit.

Including these two recently completed financings, the Partnership’s total liquidity as of March 31, 2012 increased to $436.7 million, comprised of $234.7 million in cash and cash equivalents and $202.0 million in undrawn revolving credit facilities.

(1)	Distributable cash flow is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. Please see Appendix B for a reconciliation of distributable cash flow to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP).

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Teekay Offshore’s Fleet

The following table summarizes Teekay Offshore’s fleet as of May 1, 2012.

	Number of Vessels
	Owned Vessels		Chartered- in Vessels	Committed Newbuildings		Total
Shuttle Tanker Segment	32	(i)	4	4	(ii)	40
Conventional Tanker Segment	10		—	—		10
FSO Segment	5		—	—		5
FPSO Segment	3		—	—		3

Total	50		4	4		58

(i)	Includes six shuttle tankers in which Teekay Offshore’s ownership interest is 50 percent and three shuttle tankers in which Teekay Offshore’s ownership interest is 67 percent.
(ii)	Includes four shuttle tanker newbuildings expected to deliver in mid- to late-2013 and commence operations under contracts with a subsidiary of BG Group plc in Brazil.

Future Growth Opportunities

Pursuant to an omnibus agreement that Teekay Offshore entered into in connection with its initial public offering in December 2006, Teekay is obligated to offer to the Partnership its interest in certain shuttle tankers, floating storage and offtake (FSO) units and FPSO units Teekay owns or may acquire in the future, provided the vessels are servicing contracts with remaining durations of greater than three years. The Partnership may also acquire other vessels that Teekay may offer it from time to time and intends to pursue direct acquisitions from third parties and new organic offshore projects.

Shuttle Tankers

In June 2011, the Partnership entered into a new long-term contract with a subsidiary of BG Group plc (BG) to provide shuttle tanker services in Brazil. The contract with BG will be serviced by four Suezmax newbuilding shuttle tankers under construction by Samsung Heavy Industries for an estimated total delivered cost of approximately $470 million. Upon their scheduled deliveries in mid- to late-2013, the vessels will commence operations under 10-year, fixed-rate time-charter contracts. The contract with BG also includes certain extension options and vessel purchase options.

FPSO Units

As previously announced, on November 30, 2011, Teekay acquired from Sevan Marine ASA (Sevan) the Hummingbird Spirit FPSO unit (which is currently operating under a short-term charter contract), and has agreed to acquire the Voyageur Spirit FPSO unit upon the completion of certain upgrades that are expected to be completed in the fourth quarter of 2012 (upon which time the unit is expected to commence operations under a 5-year charter contract, plus extension options). Pursuant to the omnibus agreement, Teekay will be obligated to offer both FPSO units to Teekay Offshore within approximately one year following commencement of charter contracts with a firm period of greater than three years in duration.

Pursuant to the omnibus agreement and a subsequent agreement, Teekay is obligated to offer to sell the Petrojarl Foinaven FPSO unit, an existing unit owned by Teekay and operating under a long-term contract in the North Sea, to Teekay Offshore prior to July 9, 2012. The purchase price for the Petrojarl Foinaven FPSO unit would be its fair market value plus any additional tax or other costs to Teekay that would be required to transfer the FPSO unit to the Partnership.

In October 2010, Teekay signed a long-term contract with Petroleo Brasileiro S.A. (or Petrobras) to provide an FPSO unit for the Tiro and Sidon fields located in the Santos Basin offshore Brazil. The contract with Petrobras will be serviced by a newly-converted FPSO unit named Petrojarl Cidade de Itajai. This FPSO unit is scheduled to deliver from the shipyard in the third quarter of 2012 and arrive in Brazilian waters early in the fourth quarter of 2012, upon which time the unit is expected to commence operations under a nine-year, fixed-rate time-charter contract with Petrobras with six additional one-year extension options. Pursuant to the omnibus agreement, Teekay is obligated to offer to the Partnership its 50 percent interest in this FPSO project at Teekay’s fully built-up cost, within approximately one year after the commencement of the charter with Petrobras.

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In May 2011, Teekay entered into a joint venture agreement with Odebrecht Oil & Gas S.A. (a member of the Odebrecht group) to jointly pursue FPSO projects in Brazil. Odebrecht is a well-established Brazil-based company that operates in the engineering and construction, petrochemical, bioenergy, energy, oil and gas, real estate and environmental engineering sectors, with over 120,000 employees and a presence in over 20 countries. As part of the joint venture agreement, Odebrecht is a 50 percent partner in the Tiro Sidon FPSO project and Teekay is currently working with Odebrecht on other FPSO project opportunities that, if awarded, may result in the Partnership being able to acquire Teekay’s interests in such projects pursuant to the omnibus agreement.

In June 2011, Teekay entered into a new contract with BG Norge Limited to provide a high-specification FPSO unit for the Knarr oil and gas field located in the North Sea. The contract will be serviced by a new FPSO unit to be constructed by Samsung Heavy Industries for a fully built-up cost of approximately $1 billion. Pursuant to the omnibus agreement, Teekay is obligated to offer to the Partnership its interest in this FPSO project at Teekay’s fully built-up cost, within approximately one year after the commencement of the charter, which is expected to commence in the first quarter of 2014.

Financial Summary

The Partnership reported adjusted net income attributable to the partners(1) (as detailed in Appendix A to this release) of $26.1 million for the quarter ended March 31, 2012, compared to $22.1 million for the same period of the prior year. Adjusted net income attributable to the partners excludes a number of specific items that had the net effect of increasing net income by $26.5 million and $1.3 million for the quarters ended March 31, 2012 and March 31, 2011, respectively, as detailed in Appendix A. Including these items, the Partnership reported, on a GAAP basis, net income attributable to the partners of $52.6 million for the first quarter of 2012, compared to $23.4 million in the same period of the prior year. Net revenues(2) of $208.1 million for the first quarter of 2012 was comparable to the same period of the prior year.

For accounting purposes, the Partnership is required to recognize, through the consolidated statements of income, changes in the fair value of certain derivative instruments as unrealized gains or losses. This revaluation does not affect the economics of any hedging transactions or have any impact on the Partnership’s actual cash flows or the calculation of its distributable cash flow.

(1)	Adjusted net income attributable to the partners is a non-GAAP financial measure. Please refer to Appendix A included in this release for a reconciliation of this non-GAAP measure to the most directly comparable financial measure under GAAP and information about specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Partnership’s financial results.
(2)	Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Operating Results

The following table highlights certain financial information for Teekay Offshore’s four segments: the Shuttle Tanker segment, the Conventional Tanker segment, the FSO segment, and the FPSO segment (please refer to the “Teekay Offshore’s Fleet” section of this release above and Appendix C for further details).

	Three Months Ended March 31, 2012
	(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	FPSO Segment	Total
Net revenues(1)	117,772	17,901	14,685	57,759	208,117

Vessel operating expenses	36,625	5,449	6,867	22,066	71,007
Time-charter hire expense	13,617	—	—	—	13,617
Depreciation and amortization	31,371	3,256	2,258	12,726	49,611

Cash flow from vessel operations(2)	56,768	10,240	7,486	27,589	102,083

	Three Months Ended March 31, 2011
	(unaudited)
(in thousands of U.S. dollars)	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	FPSO Segment	Total
Net revenues(1)	119,204	29,617	17,200	42,285	208,306

Vessel operating expenses	40,785	5,825	9,148	19,372	75,130
Time-charter hire expense	20,270	—	—	—	20,270
Depreciation and amortization	27,432	6,045	3,181	8,912	45,570

Cash flow from vessel operations(2)	45,652	22,043	4,804	19,496	91,995

(1)	Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(2)	Cash flow from vessel operations represents income from vessel operations before depreciation and amortization expense, write-down of vessels and amortization of deferred gains and in-process revenue contract, includes the realized gains (losses) on the settlement of foreign exchange forward contracts and adjusting for direct financing leases to a cash basis. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

Shuttle Tanker Segment

Cash flow from vessel operations from the Partnership’s Shuttle Tanker segment increased to $56.8 million for the first quarter of 2012 compared to $45.7 million for the same period of the prior year, primarily due to decreases in time-charter hire expense, vessel operating expenses and restructuring charges. Time-charter hire expense decreased due to the redelivery of one in-chartered vessel in the fourth quarter of 2011 and from fewer short-term chartered-in days. Vessel operating expenses decreased due to the lay-up of the Basker Spirit commencing in the third quarter of 2011 and from reduced crew costs.

Conventional Tanker Segment

Cash flow from vessel operations from the Partnership’s Conventional Tanker segment decreased to $10.2 million in the first quarter of 2012 compared to $22.0 million for the same period of the prior year, primarily due to the expiry of time-charter contracts on two tankers during the fourth quarter of 2011, which are now trading in the spot tanker market at lower rates, and the sale of the Scotia Spirit in the third quarter of 2011.

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FSO Segment

Cash flow from vessel operations from the Partnership’s FSO segment increased to $7.5 million in the first quarter of 2012 compared to $4.8 million for the same period of the prior year, primarily due to restructuring costs associated with the termination of the employment of certain seafarers of the Karratha Spirit FSO unit during the first quarter of 2011.

FPSO Segment

Cash flow from vessel operations from the Partnership’s FPSO segment increased to $27.6 million for the first quarter of 2012 compared to $19.5 million for the same period of the prior year, primarily due to the acquisition of the Piranema Spirit FPSO unit on November 30, 2011 and a decrease in vessel operating expenses for the Rio das Ostras FPSO unit. The Rio das Ostras’ vessel operating expenses decreased from the prior year mainly due to the higher maintenance work while the vessel was being upgraded for the Aruana field during the first quarter of 2011.

Liquidity

As of March 31, 2012, the Partnership had total liquidity of $436.7 million, which consisted of $234.7 million in cash and cash equivalents and $202.0 million in undrawn revolving credit facilities.

Conference Call

The Partnership plans to host a conference call on Friday, May 18, 2012 at 11:00 a.m. (ET) to discuss its results for the first quarter of 2012. An accompanying investor presentation will be available on Teekay Offshore’s website at www.teekayoffshore.com prior to the start of the call. All unitholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (866) 322-8032 or (416) 640-3406, if outside North America, and quoting conference ID code 5961264.

•	By accessing the webcast, which will be available on Teekay Offshore’s website at www.teekayoffshore.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and made available until Friday May 25, 2012. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 5961264.

About Teekay Offshore Partners L.P.

Teekay Offshore Partners L.P. is an international provider of marine transportation, oil production and storage services to the offshore oil industry focusing on the fast-growing, deepwater offshore oil regions of the North Sea and Brazil. Teekay Offshore owns interests in 40 shuttle tankers (including four chartered-in vessels and four committed newbuildings), three floating production, storage and offloading (FPSO) units, five floating storage and offtake (FSO) units and ten conventional oil tankers. Teekay Offshore has rights to participate in certain other FPSO and shuttle tanker opportunities provided by Teekay Corporation (NYSE: TK) and Sevan Marine ASA (Oslo Bors: SEVAN). A majority of Teekay Offshore’s fleet trades on long-term, stable contracts and it is structured as a publicly-traded master limited partnership.

Teekay Offshore Partners’ common units trade on the New York Stock Exchange under the symbol “TOO”.

For Investor Relations enquiries contact:

Kent Alekson

Tel: +1 (604) 609-6442

Web site: www.teekayoffshore.com

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TEEKAY OFFSHORE PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except unit data)

	Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011
	(unaudited)	(unaudited)	(unaudited)
REVENUES	244,598	238,122	233,771

OPERATING EXPENSES
Voyage expenses	36,481	33,011	25,465
Vessel operating expenses (1)	71,007	69,065	75,130
Time-charter hire expense	13,617	17,406	20,270
Depreciation and amortization	49,611	48,194	45,570
General and administrative (1)	20,136	18,780	18,730
Write-down of vessels and loss on sale of vessel	—	57,882	1,071
Restructuring charge (2)	—	—	3,924

	190,852	244,338	190,160

Income (loss) from vessel operations	53,746	(6,216)	43,611

OTHER ITEMS
Interest expense	(12,776)	(9,804)	(8,469)
Interest income	212	199	129
Realized and unrealized gain (loss)
on derivative instruments (3)	16,239	(19,179)	10,840
Foreign exchange (loss) gain(4)	(2,758)	2,247	(799)
Income tax expense	(1,485)	(4,517)	(2,653)
Other income – net	1,425	171	1,310

Net income (loss)	54,603	(37,099)	43,969

Net income (loss) attributable to:
Non-controlling interests	1,969	4,094	20,593
Partners	52,634	(41,193)	23,376
Limited partners’ units outstanding:
Weighted-average number of common units outstanding - Basic and diluted	70,626,554	65,910,343	57,170,219
Total units outstanding at end of period	70,626,554	70,626,554	62,800,314

(1)	The Partnership has entered into foreign exchange forward contracts, which are economic hedges for certain vessel operating expenses and general and administrative expenses. Certain of these forward contracts have been designated as cash flow hedges pursuant to GAAP. Unrealized gains (losses) arising from hedge ineffectiveness from such forward contracts are reflected in vessel operating expenses, and general and administrative expenses in the above Summary Consolidated Statements of Income (Loss) as detailed in the table below:

	Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011
Vessel operating expenses	—	—	(184)
General and administrative	20	(96)	130

(2)	Restructuring charges for the three months ended March 31, 2011 were incurred in connection with the sale of an FSO unit and the termination of the charter contract of one of the Partnership’s shuttle tankers.

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(3)	The realized (losses) gains on derivative instruments relate to the amounts the Partnership actually paid or received to settle such derivative instruments, and the unrealized gains (losses) on derivative instruments relate to the change in fair value of such derivative instruments as detailed in the table below:

	Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011
Realized (losses) gains relating to:
Interest rate swaps	(15,007)	(16,115)	(13,702)
Foreign currency forward contract	1,198	1,132	418

	(13,809)	(14,983)	(13,284)

Unrealized gains (losses) relating to:
Interest rate swaps	24,763	(1,214)	20,765
Foreign currency forward contracts	5,285	(2,982)	3,359

	30,048	(4,196)	24,124

Total realized and unrealized gains (losses) on non-designated derivative instruments	16,239	(19,179)	10,840

(4)	Foreign exchange (loss) gain includes realized gains relating to the amounts the Partnership received to settle the Partnership’s non-designated cross currency swaps that were entered into as an economic hedge in relation to the Partnership’s Norwegian Kroner (NOK)-denominated unsecured bonds as detailed in the table below. The Partnership issued NOK 600 million unsecured bonds in 2010 maturing in 2013 and in 2012 issued NOK 600 million unsecured bonds maturing in 2017. Foreign exchange (loss) gain also includes unrealized gains (losses) relating to the change in fair value of such derivative instruments, partially offset by unrealized gains (losses) on the revaluation of the NOK bonds as detailed in the table below:

	Three Months Ended
	March 31, 2012	December 31, 2011	March 31, 2011
Realized gains on cross-currency swaps	994	661	667
Unrealized gains (losses) on cross-currency swaps	7,879	(1,159)	6,228
Unrealized (losses) gains on revaluation of NOK bonds	(9,031)	1,872	(5,254)

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TEEKAY OFFSHORE PARTNERS L.P.

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	March 31, 2012	December 31, 2011
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	234,742	179,934
Vessels held for sale	19,000	19,000
Other current assets	162,262	148,825
Vessels and equipment	2,493,934	2,539,949
Advances on newbuilding contracts	46,333	45,637
Other assets	71,768	62,627
Intangible assets	20,114	21,644
Goodwill	127,113	127,113

Total Assets	3,175,266	3,144,729

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	98,963	99,220
Other current liabilities	112,814	99,624
Current portion of long-term debt	214,274	229,365
Long-term debt	1,847,607	1,799,711
Other long-term liabilities	362,119	393,769
Redeemable non-controlling interest	37,805	38,307
Equity:
Non-controlling interest	42,046	40,622
Partners’ equity	459,638	444,111

Total Liabilities and Equity	3,175,266	3,144,729

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TEEKAY OFFSHORE PARTNERS L.P.

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended
	March 31,
	2012	2011
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	71,193	61,318

FINANCING ACTIVITIES
Proceeds from drawdown of long-term debt	233,202	177,644
Scheduled repayments of long-term debt	(21,154)	(44,441)
Prepayments of long-term debt	(188,274)	(50,360)
Advance from joint venture partner	—	14,500
Contribution by Teekay Corporation relating to acquisition of Rio das Ostras	—	1,000
Purchase of 49% interest in Teekay Offshore Operating L.P.	—	(160,000)
Equity contribution from joint venture partner	1,000	750
Cash distributions paid by the Partnership	(37,803)	(27,723)
Cash distributions paid by subsidiaries to non-controlling interests	(2,046)	(17,449)
Other	(4,028)	—

Net financing cash flow	(19,103)	(106,079)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(2,199)	(9,197)
Direct financing lease payments received	4,917	5,473
Proceeds from sale of vessels and equipment	—	5,054
Investment in direct financing lease assets	—	370

Net investing cash flow	2,718	1,700

Increase (decrease) in cash and cash equivalents	54,808	(43,061)
Cash and cash equivalents, beginning of the period	179,934	166,483

Cash and cash equivalents, end of the period	234,742	123,422

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. dollars)

Set forth below is a reconciliation of the Partnership’s unaudited adjusted net income attributable to the partners, a non-GAAP financial measure, to net income attributable to the partners as determined in accordance with GAAP. The Partnership believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Partnership’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Partnership’s financial results. Adjusted net income attributable to the partners is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	March 31, 2012	March 31, 2011
	(unaudited)	(unaudited)
Net income – GAAP basis	54,603	43,969
Adjustments:
Net income attributable to non-controlling interests	(1,969)	(20,593)

Net income attributable to the partners	52,634	23,376
Add (subtract) specific items affecting net income:
Foreign exchange losses(1)	3,752	1,464
Foreign currency exchange (gains) losses resulting from hedging ineffectiveness (2)	(20)	54
Deferred income tax expense relating to unrealized foreign exchange gains (3)	—	6,519
Unrealized gains on derivative instruments (4)	(30,048)	(24,124)
Loss on sale of vessel(5)	—	171
Write-down of vessel(6)	—	900
Restructuring charges and other (7)	(546)	4,873
Non-controlling interests’ share of items above	313	8,849

Total adjustments	(26,549)	(1,294)

Adjusted net income attributable to the partners	26,085	22,082

(1)	Foreign exchange losses primarily relate to the Partnership’s revaluation of all foreign currency-denominated monetary assets and liabilities based on the prevailing exchange rate at the end of each reporting period and exclude the realized gains relating to the cross currency swaps for outstanding Norwegian bonds of the Partnership.
(2)	Foreign currency exchange (gains) losses resulting from hedging ineffectiveness include the unrealized (gains) losses arising from hedge ineffectiveness from foreign exchange forward contracts that are or have been designated as hedges for accounting purposes.
(3)	Portion of deferred income tax expense related to unrealized foreign exchange gains and losses. There is no adjustment for this item for the three months ended March 31, 2012, as a full valuation allowance was taken starting in the third quarter of 2011 against the deferred tax asset.
(4)	Reflects the unrealized gains due to changes in the mark-to-market value of interest rate swaps and foreign exchange forward contracts that are not designated as hedges for accounting purposes.
(5)	Loss on sale of vessel relates to the sale of the Karratha Spirit FSO unit.
(6)	Write-down of vessel relates to the valuation impairment of one conventional tanker based on its estimated fair value.
(7)	Other items for the three months ended March 31, 2012 include $0.5 million related to a revaluation of a fair value adjustment of contingent consideration liability associated with the purchase of the Scott Spirit shuttle tanker. Restructuring charges of $3.9 million for the three months ended March 31, 2011 were incurred in connection with the sale of an FSO unit and the termination of the charter contract of one of the Partnership’s shuttle tankers. Other items for the three months ended March 31, 2011 include $0.9 million related to a one-time management fee associated with the portion of stock-based compensation grants for Teekay’s former Chief Executive Officer that had not yet vested prior to the date of his retirement on March 31, 2011.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX B – RECONCILIATION OF NON-GAAP FINANCIAL MEASURE

(in thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Distributable Cash Flow (DCF)

Distributable cash flow represents net income adjusted for depreciation and amortization expense, non-controlling interest, non-cash items, distributions relating to equity financing of newbuilding instalments, vessel acquisition costs, estimated maintenance capital expenditures, unrealized gains and losses from derivatives, non-cash income taxes and unrealized foreign exchange related items. Maintenance capital expenditures represent those capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership’s capital assets. Distributable cash flow is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Distributable cash flow is not defined by GAAP and should not be considered as an alternative to net income or any other indicator of the Partnership’s performance required by GAAP. The table below reconciles distributable cash flow to net income for the quarter.

	Three Months Ended
	March 31, 2012	March 31, 2011
	(unaudited)	(unaudited)
Net income	54,603	43,969
Add (subtract):
Write-down of vessel and loss on sale of vessel	—	1,071
Depreciation and amortization	49,611	45,570
Distributions relating to equity financing of newbuilding instalments	914	—
Foreign exchange and other, net	1,144	4,323
Estimated maintenance capital expenditures	(27,673)	(25,610)
Unrealized gains on non-designated derivative instruments (1)	(30,048)	(24,124)

Distributable Cash Flow before Non-Controlling Interest	48,551	45,199
Non-controlling interests’ share of DCF	(6,127)	(15,983)

Distributable Cash Flow	42,424	29,216

(1)	Derivative instruments include interest rate swaps and foreign exchange forward contracts.

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TEEKAY OFFSHORE PARTNERS L.P.

APPENDIX C – SUPPLEMENTAL SEGMENT INFORMATION

(in thousands of U.S. dollars)

	Three Months Ended March 31, 2012
	(unaudited)
	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	FPSO Segment	Total
Net revenues (1)	117,772	17,901	14,685	57,759	208,117
Vessel operating expenses	36,625	5,449	6,867	22,066	71,007
Time-charter hire expense	13,617	—	—	—	13,617
Depreciation and amortization	31,371	3,256	2,258	12,726	49,611
General and administrative	11,803	2,212	973	5,148	20,136

Income from vessel operations	24,356	6,984	4,587	17,819	53,746

	Three Months Ended March 31, 2011
	(unaudited)
	Shuttle Tanker Segment	Conventional Tanker Segment	FSO Segment	FPSO Segment		Total
Net revenues(1)	119,204	29,617	17,200	42,285		208,306
Vessel operating expenses	40,785	5,825	9,148	19,372		75,130
Time-charter hire expense	20,270	—	—	—		20,270
Depreciation and amortization	27,432	6,045	3,181	8,912		45,570
General and administrative	12,482	1,749	1,063	3,436		18,730
Write-down of vessel and loss on sale of vessel	—	900	171	—		1,071
Restructuring charges	1,227	—	2,697	—		3,924

Income from vessel operations	17,008	15,098	940	10,565	-	43,611

(1)	Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, canal tolls and brokerage commissions. Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see the Partnership’s web site at www.teekayoffshore.com for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: the Partnership’s near-term and longer-term future growth prospects, asset base, and distributable cash flow; the timing of delivery of vessels under construction or conversion; the industry fundamentals for deepwater offshore oil production, storage and transportation; the potential for Teekay to offer additional vessels to the Partnership and the Partnership’s acquisition of any such vessels, including the Petrojarl Foinaven, the Petrojarl Cidade de Itajai, the Voyageur Spirit, the Hummingbird Spirit and the newbuilding FPSO unit that will service the Knarr field under contract with BG Norge Limited; and the potential for the Partnership to acquire other vessels or offshore projects from Teekay or directly from third parties. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: vessel operations and oil production volumes; significant changes in oil prices; variations in expected levels of field maintenance; increased operating expenses; different-than-expected levels of oil production in the North Sea and Brazil offshore fields; potential early termination of contracts; failure of Teekay to offer to the Partnership additional vessels; the inability of the joint venture between Teekay and Odebrecht to secure new Brazil FPSO projects that may be offered for sale to the Partnership; failure to obtain required approvals by the Conflicts Committee of Teekay Offshore’s general partner to acquire other vessels or offshore projects from Teekay or third parties; the Partnership’s ability to raise adequate financing to purchase additional assets; and other factors discussed in Teekay Offshore’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2011. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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